NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Common Shares (the "Common Shares") of Baytex Energy Corp. (the "Company") from listing and registration on the Exchange on December 29, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Shares are no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Company is no longer suitable for listing as the Company had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading-day period and failed to cure this non-compliance within the required timeframe. The Exchange, December 3, 2020, determined that the Common Shares of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Shares from listing and registration on the NYSE. The Company was notified by email and letter on December 3, 2020. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on December 3, 2020. Trading in the Common Shares was suspended at the close of the market on December 3, 2020. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.